Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  December 1, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Diamond Drilling Program Completed at the Galeana Project, Drilling Commences at the Bufa Project

Almaden has been informed by its joint venture partner Grid Capital Corp (Grid) that Grid has completed a three hole, 568 meter diamond drill program on the Galeana gold-silver property in Chihuahua State, Mexico. Under terms of the joint venture with Almaden, Grid can earn a 60% interest in the Galeana property by spending US$2,000,000 and issuing 400,000 shares to Almaden.

The drill program tested one of the vein systems identified on the property, the Miguel Ahumada zone. The Galeana property hosts three major classic epithermal banded quartz-adularia vein systems, the San Miguel-Ahumada-Estrella de Oro, the Faldo Norte and the San Geronimo. All have had limited historic production prior to the Mexican revolution when all mining activity ceased. Mapping, sampling and alteration mineralogic and petrographic analyses of the veins in the Galeana area has resulted in the interpretation that the exposed veins represent a high level within the original hydrothermal system. This interpretation coupled with the identification of high gold grades in fragments found in breccia bodies identified as part of the Miguel Ahumada vein system, suggest that the potential to identify high grade gold and silver ore shoots in the veins may increase with depth. Grid reports that logging of the Galeana core and the splitting of samples for shipping and assay is underway.

Grid has informed Almaden that it has moved the drill and crew to Almaden’s Bufa property where a minimum of four holes will be drilled to test some of the better targets identified to date. The Bufa project is optioned to Grid which can earn a 60% interest by spending US$2 Million on the property and issuing 500,000 shares of Grid to Almaden. The property surrounds the town and mining camp of Guadalupe y Calvo in Chihuahua State, Mexico. Gold was discovered at Guadalupe y Calvo in 1835 and subsequent production was sufficiently large that a mint was built in 1844. Buchanan (1981) estimated historic production at 2 Million ounces of gold and 28 Million ounces of silver at average grades of 37 g/t gold and 870 g/t silver. The small historic central portion of the Guadalupe camp is held by an unrelated third party, Mexgold Resources Inc. A major vein structure, has been traced from the Guadalupe camp over a 1.4 kilometer distance onto the Bufa property. Grid has reported that the vein system consists of a series of NW-SE striking, banded and brecciated, low sulphidation epithermal quartz veins that vary in strike length from 200 to 700 meters with an aggregate length for all veins mapped of 3.9 kilometers. Over 1.6 kilometers of this vein strike length, widths vary from 1 to 7.8 meters in true thickness. To date 47 chip samples have been collected from 33 locations along this section of the vein system. At 30 of these locations, sample results ranged from 0.1 to 13.95 g/t gold over widths of 0.3 to 5.8 meters. Grid has reported that it has recently acquired historic reports that indicate there was limited historic mining of high-grade gold and silver on the Bufa claims.

The drill programs on the Galeana and Bufa properties by Grid are under the direction of Juan Caelles, Ph.D., P.Geo., a qualified person within the meaning of National Instrument 43-101. Samples will be sent to ALS Chemex Labs in North Vancouver for analysis.

Almaden currently has thirteen active joint venture projects including nine in which a partner is earning an interest in an Almaden property through spending, and a regional exploration joint venture with BHP Billiton World Exploration Inc. (BHPB) to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.